UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 4)

Under the Securities Exchange Act of 1934

AudioEye, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

050734201

(CUSIP Number)

August 19, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information that would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Keith Kosow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 630,000 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 630,000 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,000 shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.56% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

_________________

(1) Comprised of 378,892 shares of Common stock held by KTK Capital, Inc and 251,108 shares held by Cedar Holdings MGMT, each controlled by Keith Kosow, for which he is deemed the beneficial owner.

(2) Based on 11,336,551 shares outstanding as of August 6, 2021.

2

1	NAMES OF REPORTING PERSONS KTK Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 378,892 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 378,892 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,892 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.34% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

_________________

(1) Comprised of 378,892 shares of Common stock held by KTK Capital, Inc., a company controlled by Keith Kosow, for which he is deemed the beneficial owner.

(2) Based on 11,336,551 shares of the registrant’s common stock issued and outstanding as of August 6, 2021.

3

1	NAMES OF REPORTING PERSONS Cedar Holdings MGMT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 251,108 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 251,108 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,108 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.21% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

_________________

(1) Comprised of 251,108 shares of Common stock held by Cedar Holdings MGMT, a company controlled by Keith Kosow, for which he is deemed the beneficial owner.

(2) Based on 11,336,551 shares of the registrant’s common stock issued and outstanding as of August 6, 2021.

4

Item 1(a) Name of Issuer:

AudioEye, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

5210 E. Williams Circle, Suite 750, Tucson, AZ 85711

Item 2(a) Name of Person Filing:

Keith Kosow

KTK Capital, Inc.

Cedar Holdings MGMT

The foregoing are sometimes together referred to herein as “reporting person”.

Item 2(b) Address of Principal Business Office or, if none, Residence:

100 South Pointe Drive #1610, Miami Beach, FL 33139

Item 2(c) Citizenship:

Keith Kosow - United States citizen

KTK Capital, Inc - a corporation formed under the laws of the State of Florida

Cedar Holdings MGMT - a corporation formed under the laws of the State of Florida

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP No.: 050734201

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable

5

Item 4. Ownership:

The following information with respect to the ownership of AudioEye, Inc.’s Common Stock by the Reporting Persons is provided as of August 19, 2021:

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b) Percent of class: See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

Not applicable

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2021

KEITH KOSOW

/s/ Keith Kosow

KTK CAPITAL, INC.

By:	/s/ Keith Kosow
Title:	Authorized Signatory

CEDAR HOLDINGS MGMT

By:	/s/ Keith Kosow
Title:	Authorized Signatory

7